[GRAPHIC OMITTED]

MIDAS, INC.
   1999 ANNUAL REPORT

1999 MIDAS HIGHLIGHTS

February: Midas announces net income of $28.2 million for 1998, the company's first year as an independent public company following its spin-off from Whitman Corporation.

February: Midas' board of directors authorizes the repurchase of up to 3 million common shares over the following 24 months.

June: Midas relocates corporate headquarters from downtown Chicago to a newly constructed building in suburban Itasca, Illinois, and begins consolidating Midas Canada headquarters functions into Itasca to create a North American headquarters.

July: The company expands its alliance with Arvin Industries calling for Arvin to supply the majority of formed pipe to Midas for distribution to Midas dealers and for customers outside the Midas system.

October: The company closes its plant in Bedford Park, Illinois, and moves exhaust tubing production to the muffler plant in Hartford, Wisconsin.

November: Midas forms an alliance with Visteon Automotive Systems to supply products as Midas prepares to launch climate control services at 2,100 shops in the United States and Canada.

                                [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]

TO OUR SHAREHOLDERS

In January 1998, Midas, Inc., began its major transition to reposition the company and our franchisees to meet the growing challenges in the automotive aftermarket. Much of 1999 was a continuation of our transformation.

Midas management is encouraged by the positive results we saw in 1999, as we directed our efforts on North America and sharpened our focus on wholesale parts distribution. Our sales for the year were $355.5 million, down 31 percent from 1998. This decrease was strategic and was a direct result of our sale of Midas Europe to Magneti Marelli in late 1998; the franchising of more than 150 formerly company-operated Midas shops in North America, and lower prices on wholesale products sold to Midas franchisees.

Even with sales declining by 31 percent, net income in 1999 was $38.4 million, an increase of 10 percent from 1998, excluding special items. Earnings per diluted share were $2.28 in 1999, up 40 percent from the $1.63 per diluted share a year earlier.

Unfortunately, the stock market did not recognize these improved results in 1999. We were disappointed in Wall Street's reaction to the overall automotive aftermarket industry during the year. Midas' shares were affected, but not to the extent of many of our competitors. Our shares closed at $21.875 on December 31, 1999, the last day of trading of our fiscal year.

We are confident that the initiatives we are putting into place will improve our wholesale revenues and earnings in 2000 and will help return our share price to more attractive levels.

TRANSITION CONTINUED IN 1999

Midas management made considerable progress last year in implementing many of the changes announced or started in 1998.

Shop appearance: In December 1998, we announced a major program to upgrade the appearance of the 2,100 Midas shops in the United States and Canada. More than 60 percent of the shops completed those upgrades in 1999, by installing signs with the new Midas logo and refurbishing the exteriors and interiors of the shops to make them more contemporary.

The refurbishing of the shops will continue through the first quarter of 2000 and we expect to begin marketing the new logo and the new shop appearance on a national basis beginning in the spring of 2000.

Retail sales: 1999 was an extremely challenging year for anyone in the exhaust business. At the beginning of the year, the industry had predicted a modest single-digit decline in aftermarket demand for exhaust products. Instead, the exhaust aftermarket was down more than three times the anticipated levels, due to the improved quality of the stainless steel exhaust systems on vehicles built in the past decade. Fortunately, Midas shops were not off to the extent of many others in the industry, but our shops still experienced a double-digit decrease in exhaust.

Such a dramatic decline in exhaust sales underscores the importance of Midas' efforts to move into new service offerings. The success of these efforts is shown by the fact that even though our exhaust sales were down by double digits last year, our overall retail sales declined by only two percent in 1999.

There were improvements in our other core services of brakes, steering and suspension, and significant increases in other services.

New Midas: We are in the process of rolling out a New Midas in markets throughout the United States and Canada. The New Midas is designed to enhance our customers' service experiences by incorporating the new appearance of the shops, expanded service offerings, enhancements in shop operations and new standards for employees' performance and appearance.

The New Midas program was tested in late 1999 in two markets. Encouraged by the significant improvements in retail sales and customer count in those test markets--some by as much as 25 percent--a market-by market roll-out of the New Midas is under way during the first half of 2000.

I do not look at the New Midas as an option; it is the key to the success of the Midas system over the next decade. Our traditional business model is changing. We must transform Midas from a "muffler and brake specialist" whose customers come to our shops every three or four years, to a provider of a wide range of automotive repairs and maintenance services, allowing us to build a loyal base of repeat customers by seeing our customers several times a year.

Wholesale products: Just as in our retail business, Midas is making significant changes in our lines of wholesale products. The dramatic decline in the exhaust market has accelerated management's pursuit of ways to reduce Midas' exposure to variations in demand for exhaust products.

In July 1999, we announced an expansion of our alliance with Arvin Industries. We now are purchasing formed pipe from Arvin for distribution to Midas franchisees and to customers outside the Midas system and Midas is supplying select formed pipe and exhaust components to Arvin. We have consolidated our exhaust manufacturing in Hartford, Wisconsin, where we added production of straight tubing and select formed pipe to the manufacture of mufflers. On October 1, we closed our plant in Bedford Park, Illinois, which had produced formed pipe and straight tubing.


                                               MIDAS, INC. 1999 ANNUAL REPORT 03

Midas also is developing new partnerships with vendors to move into new product areas, as well as to improve existing product programs. In November, we announced that Midas had formed an alliance with Visteon Automotive Systems, calling for Visteon to be the exclusive supplier of climate control products as Midas begins offering those services at its 2,100 shops in North America. The segments of the climate control business Midas is entering--air conditioning, heating and radiator repair--are a tremendous opportunity for the Midas system. They represent a market in excess of $4 billion--larger than exhaust and nearly as large as brakes--with no dominant service provider.

Midas management also has enhanced the company's current programs for brake products, shocks and struts, and has introduced an array of new products to assist Midas dealers as they enter maintenance services.

Distribution: Midas continued the re-configuration of its parts distribution system in 1999, closing warehouses in Woodland, California, Montreal, Quebec, Canada, and Mt. Pocono, Pennsylvania. We expect to close additional warehouses in 2000, leaving Midas with a total of 10 major distribution centers in North America to service the Midas system and external customers. As warehouses close, we are providing enhanced service shipments to Midas shops via regional carriers.

Information systems: Midas made considerable progress in improving its information systems in 1999. We selected software by JDA Systems and have begun installing corporate systems for finance, distribution and merchandising. With input from the International Midas Dealers Association, we selected IBM hardware for in-shop point-of-sale equipment. Dealers also have begun installation of advanced state-of-the-art point-of-sale software, which will assist them in managing inventories and customer databases and will significantly improve the company's ability to collect timely sales data.

CHANGING SOURCES OF SALES AND REVENUES 1999 VS 1998

   [The following table was depicted as a bar chart in the printed material.]

                                        1999           1998

Replacement parts sales                 65.9%          48.5%

Company-oriented shops                   3.0%          28.6%

Royalties and License Fees              19.2%          14.3%

Real estate rent revenues               11.3%           7.3%

Other                                    0.6%           1.3%

CORPORATE ACTIVITIES

1999 saw considerable changes in the mix of the company's sources of revenues. The franchising of more than 150 company-operated Midas shops in North America has virtually eliminated retail sales as a source of revenues. The sale of our European interests to Magneti Marelli in late 1998 means that Midas, Inc., now receives royalties and license fees instead of retail sales and operating revenues from Midas Europe.

As a result, wholesale parts revenues grew to two-thirds of our sales and revenues mix in 1999, from less than half the previous year. Conversely, revenues from company operated shops were only three percent of our overall revenue last year, down from 28 percent in 1998.

Royalties and license fees contributed 19.2 percent of 1999 revenues, up from
14.3 percent in 1998, and real estate revenues were 11.3 percent, compared to
7.3 percent in 1998.

The segment of revenues from replacement parts will continue to increase as we move forward with our programs to expand the distribution of wholesale products to Midas franchisees and to customers outside the Midas system.

Reducing costs and debt: Midas management continued its efforts to control selling, general and administrative expenses (SG&A), which amounted to 27 percent of sales and revenues in 1999, compared to 39.8 percent the previous year. As a result, our operating income margin last year was 19.2 percent, up from 13.5 percent before business transformation charges in 1998.

At the end of 1999, Midas' debt level was at $112.1 million, down slightly from $114.6 million a year ago. Since the time of Midas' spin-off from Whitman Corporation in January 1998, debt has been reduced a total of $123.2 million from $235.3 million.

Midas' debt-to-capitalization ratio at the end of fiscal 1999 was 49 percent, compared to 71 percent at the time of the spin-off and 48 percent at the end of 1998.

Share repurchase: In February 1999, Midas' Board of Directors authorized management to repurchase up to 3.0 million of the company's common shares within 24 months. By the end of December 1999, Midas had repurchased 1.9 million shares. In January of this year, Midas announced that its Board of Directors has increased the authorization by an additional 2.0 million shares over the next 36 months. Management believes that, as long as the market does not recognize the true value of our shares, repurchasing shares is in the best interests of shareholders and demonstrates our confidence in the company's strong financial position and long-term growth potential.

Midas headquarters: Midas relocated its corporate headquarters in June 1999, from downtown Chicago to a new building in suburban Itasca.

We also have consolidated the former headquarters functions of Midas Canada into Itasca, resulting in a more efficient and effective North American headquarters operation.

Summary: I am confident that Midas' strong management team has developed and is implementing the necessary initiatives at both the corporate and operational levels to enable Midas to take advantage of opportunities in wholesale and retail markets for automotive products and services. We will continue to face challenges, but we are making significant progress.

By executing the New Midas program, enhancing our service to customers and expanding our product offerings in both wholesale and retail channels, we will significantly improve Midas' results and the value of your investment in us.

We appreciate your continued confidence and support.


/s/ Wendel H. Province

Wendel H. Province

Chairman and Chief Executive Officer

February 17, 2000

                                               MIDAS, INC. 1999 ANNUAL REPORT 05

                                [GRAPHIC OMITTED]

DAVID SCOTT LEVATON

o     Midas Dealer - Los Angeles

      Los Angeles dealer David Levaton admits that his three Midas shops were looking tired.

      "No one would have looked at my shops and thought 'high tech,' so I started work on refurbishing early last year," Levaton said. "Now, the new appearance provides a renewed spirit for my employees and curious new customers are coming in."

      Levaton's business increased in his three shops in 1999, even with the decline in exhaust.

      He builds his business by offering every customer a free safety inspection.

      "The new Midas menu board and computerized vehicle maintenance schedules enable us to show customers that we provide all the services they need," Levaton said.

      "Revenues from services other than exhaust and brakes accounted for nearly 30 percent of our business last year," he said. "My shops are in an enormous potential market for maintenance services, which we must promote to the public as their alternative to the car dealerships."

      Customers today are more knowledgeable about their vehicles, according to Levaton.

      "They may have checked out their problems and symptoms on the Internet and are coming to us for explanation or verification," he said. "It is up to us to deliver what the customer needs."

                                                               [GRAPHIC OMITTED]
                           Expanded services increase the frequency
                                               that customers visit Midas shops.

              [GRAPHIC OMITTED] Midas shops are open longer hours to accommodate busy lifestyles of their customers.

THE NEW MIDAS:

In early 2000, the company began a market-by-market launch of the New Midas, which combines a new appearance, expanded services and enhanced operational elements.

The objective of New Midas is to differentiate Midas shops in the competitive automotive service marketplace by providing a total commitment to the customer and a consistent level of service throughout the Midas system.

Midas tested the New Midas program, supported by newly created television, radio and print advertising, in two markets in late 1999. Experience from these tests was used to implement our first three launch markets in the first quarter of 2000. The roll-out will continue in markets throughout North America in the first half of this year.

The basic shop upgrades were under way throughout 1999. New signs displaying the revised Midas logo were installed and exteriors were painted gray with accent stripes to give the shops a contemporary look. Interiors also have been painted and counters, flooring and point-of-purchase displays have been updated.

All New Midas shops offer the traditional Midas core services for exhaust, brakes and steering and suspension, as well as the new categories of drive train, starting and charging, climate control and maintenance services, such as oil changes, filters, belts, wiper blades and radiator flush and fill. Climate control is being phased in: first, as an inspection and recharge service, followed by diagnosis and repair once technicians are appropriately certified. In addition, the New Midas program includes standards for employee technical certification and appearance, expanded hours of operation, standardized telephone processes and improvements in the selling process and inventory management.

Midas has developed a comprehensive New Midas training program for franchisees, their employees and for Midas field personnel. The training sessions focus on three key areas: selling processes, telephone management and teamwork.

There will be additional technical training by Midas personnel and vendors for the new services.

The comprehensive training effort will make certain that customers' service experiences match the bright new look of Midas.

                                               MIDAS, INC. 1999 ANNUAL REPORT 07

                                [GRAPHIC OMITTED]

HERB HOLLINGER + TRACY BEERS

o     Midas Dealers / Partners - Philadelphia

CAROLYN SAVAGE + JOHN WERTZ

o     Midas Customers - Philadelphia

      "Our future opportunity is in maintenance services," says Tracy Beers, a 24-year veteran Midas dealer who owns eight Midas shops in the greater Philadelphia area with partner Herb Hollinger.

      Maintenance services contributed more than $1 million in revenues to their eight shops in 1999, compared to just $155,000 five years ago.

      "These services of oil changes, belt replacement, radiator flushes and state vehicle inspections increased by 25 percent last year, more than offsetting our decline in exhaust," Beers explained.

      "As a female motorist, I have confidence that Midas now can provide the routine services required to keep my car safe for my family," said customer Carolyn Savage.

      Beers and Hollinger completed the exterior and interior refurbishing of their shops last summer. They credit the upgraded image of their shops with bringing in new customers.

      "The change in appearance of our shops tells potential customers that there is something new going on here," Hollinger said. "We grew our maintenance business dramatically last year without any additional advertising."

      These Pennsylvania dealers are seeing new customers and serving their customers more often.

      "Providing maintenance enables us to serve lease customers and others who may not hold onto their vehicles long enough to need to replace their exhaust systems," Beers said.

      "The fresh, state-of-the-art look of our shops gives customers the confidence that Midas can service their high-tech vehicles," Hollinger explained.

                  [GRAPHIC OMITTED] Midas has added a line of Evergard
                                    visibility products, including wiper blades.

Midas Plus brake friction materials provide stopping        [GRAPHIC OMITTED]
characteristics that are unique among aftermarket products.

WHOLESALE PRODUCT SALES:

The year 1999 brought some significant changes to Midas' wholesale products business. Because of the declines in the sales of exhaust products in the replacement market, company management has sought ways to reduce Midas' exposure to fluctuations in exhaust demand.

At the same time during 1999, Midas entered into new vendor alliances for existing product lines and for new services.

In July, the company announced plans to consolidate exhaust product manufacturing in Hartford, Wisconsin. On October 1, Midas closed its plant in Bedford Park, Illinois, near Chicago, which had produced formed pipe and straight tubing. At the same time, the company expanded an existing alliance with Arvin Industries for formed pipe.

The production of straight tubing and select formed pipe has been moved to the Hartford plant, which also will continue to manufacture mufflers. Consolidation of exhaust manufacturing at Hartford enables the company to achieve cost efficiencies.

At the Automotive Service Industry Association (ASIA/MEMA) show in Las Vegas in November, Midas and Visteon Climate Control Systems, Ltd., announced that Visteon, a part of Ford Motor Company, will be the exclusive supplier of climate control products to Midas. The company began phasing in climate control in January and will roll out services for air conditioning, heating and radiators at the 2,100 Midas shops in North America during 2000. The market for climate control in the aftermarket exceeds $4 billion in sales annually and there is no dominant service provider.

Midas has entered into a new partnership with Federal Mogul to provide Midas Plus brake friction materials. These new pads and shoes are uniquely designed for Midas. They provide original equipment quality, virtually eliminate brake squeal and reduce stopping distances.

The company also significantly enhanced its product offerings in chassis parts; began offering an array of winter products, such as thermostats, heater hoses, wiper blades, antifreeze, and various replacement lamps; added visibility products, including wiper motors and arms, windshield washer pumps and tubing; introduced a new line of high-quality chemicals, such as cleaners, solvents and conditioning treatments for core and maintenance services, and expanded its line of Evergard drive belts.

Improvements in wholesale product offerings provide Midas customers with high quality, competitively priced products designed specifically for the professional installer.


                                               MIDAS, INC. 1999 ANNUAL REPORT 09

                                [GRAPHIC OMITTED]

      GREG WARE

o     Midas Dealer - Winnipeg

      Greg Ware, a Midas dealer since 1987, bought eight former Company-operated shops in Winnipeg, Manitoba.

      "My challenge in Winnipeg has been to change the mindset of employees from muffler and brakes to becoming a full service operation," Ware said. "My philosophy is to drive sales by looking after the customer. That is how we increase traffic and sales volume."

      Ware says that by offering maintenance services, he is seeing customers three and four times a year.

      "And, we can sell our core exhaust and brake services to our customers who are in the shops for oil changes and other maintenance jobs," Ware said.

      Ware completed refurbishing his shops in November 1999. His overall business was up double digits last year and his maintenance revenues increased 400 percent.

      Another benefit of the expanded menu of services is in attracting technicians, according to Ware.

      "In the past, technicians sometimes were not interested in working at Midas because they thought of us only as a muffler and brake operation," Ware said. "Now that we are moving into air conditioning and other types of services, techs are coming to me looking for jobs."

      Ware said his major challenge is recruiting and retaining qualified staff.

      "Launching additional services demands new technical skills," Ware said.

      "Training programs are key to execution of the expanded services."

      Ware said his goal is to generate lifetime customers who ask for his technicians by name.

[GRAPHIC OMITTED] A new vendor alliance has strengthened Midas'[GRAPHIC OMITTED]
                         market position for shocks and struts.

1999 MARKETING:

Successful national promotions featuring services at a price point were the key to improving retail sales in 1999. Supported by the company's heaviest schedule of national advertising ever on network and national cable television, these promotions produced encouraging results for Midas franchisees.

National rebate promotions running three times throughout the year helped support retail revenues from brakes. In early 1999, the company began shipping new Midas-brand shocks and struts featuring exclusive "R2" technology. Promotions for these new products helped Midas maintain a strong position in the shock and strut replacement category in North America.

These promotions were supported by a series of commercials created by Chicago-based EURO RSCG Tatham, which became Midas' national creative agency in late 1998. The commercials featured animation and carried the theme of "Go Midas," which will continue in new commercials in 2000.

In late 1999, Tatham produced new "Go Midas" commercials for this year, which feature Midas technicians and the new Midas logo. Some commercials are running nationally to support product promotions and others are introducing expanded services during the local market launches of the New Midas program. The New Midas commercials feature upbeat "Keep a Good Thing Going" music created specifically for Midas. The music helps tell the story that Midas understands the importance of vehicles in consumers' everyday lives. The New Midas commercials will air nationally during 2000.

Midas continued its aftermarket leadership in the brake category throughout 1999. [GRAPHIC OMITTED]


                                               MIDAS, INC. 1999 ANNUAL REPORT 11

                                [GRAPHIC OMITTED]

SELECTED FINANCIAL DATA

In millions, except per share amounts

======================================================================================================================
FISCAL YEAR                                                        1999       1998       1997        1996       1995
----------------------------------------------------------------------------------------------------------------------
Sales and revenues                                               $ 355.5    $ 513.8    $ 591.0     $ 598.9    $ 570.7
Operating income before business transformation costs               68.2       69.6       66.8        78.0       82.5
Operating margin before business transformation costs               19.2%      13.5%      11.3%       13.0%      14.5%
Operating income (loss)                                          $  68.4    $  13.9    $  (0.8)    $  78.0    $  82.5
Income (loss) before income taxes                                   62.9       40.0      (27.1)       51.6       55.9
Net income (loss)                                                   38.4       28.2      (23.5)       30.4       31.7
Earnings (loss) per share - diluted (pro forma in 1997)          $   2.28   $   1.63   $  (1.21)
Total assets                                                     $ 305.9    $ 325.3    $ 443.1     $ 482.7    $ 451.4
Obligations under capital leases and long-term debt                112.1      114.6       19.9        14.4       17.3
Loans and advances from Whitman                                       --         --       55.5        77.2       70.3
Total shareholders' equity                                         114.6      123.4      234.1       277.1      258.5
Return on average shareholders' equity                              32.1%      23.0%      (8.8)%      11.4%      13.0%
======================================================================================================================

Earnings per share information is presented for fiscal 1999 and 1998 only because the Spin-off from Whitman occurred in early 1998. In accordance with Securities and Exchange Commission regulations, pro forma earnings per share information is presented for the year preceding the Spin-off; such information is based on the assumption that the 17.0 million shares distributed in the Spin-off had been outstanding throughout 1997.


14 MIDAS, INC. 1999 ANNUAL REPORT

QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions, except per share amounts

======================================================================================================
                                           First           Second            Third           Fourth
                                          Quarter          Quarter          Quarter          Quarter
------------------------------------------------------------------------------------------------------
Fiscal 1999
Sales and revenues                        $  84.7          $  98.5          $  92.4          $  79.9
Operating income                             12.5             21.2             21.5             13.2
Operating margin                             14.8%            21.5%            23.3%            16.5%
Net income                                $   6.5          $  12.3          $  12.2          $   7.4
Earnings per share diluted                $    .37          $   .72         $    .73         $    .46
Stock price range:
      High                                $  35.54          $ 35.16         $  29.32         $  24.10
      Low                                    29.28            24.96            21.73            17.98
Dividends declared per share              $    .02          $   .02         $    .02         $    .02

Fiscal 1998
Sales and revenues                        $ 129.9          $ 140.4          $ 137.2          $ 106.3
Operating income (loss)                      11.7             21.7             24.4            (43.9)
Operating margin                              9.0%            15.5%            17.8%           (41.3)%
Net income (loss)                         $   4.2          $  11.2          $  13.1          $  (0.3)
Earnings (loss) per share diluted         $    .24         $    .65         $    .76         $   (.02)
Stock price range:
      High                                $  21.00         $  22.00         $  26.00         $  32.63
      Low                                    15.25            18.06            19.75            22.88
Dividends declared per share              $    --          $    .02         $    .02         $    .02
======================================================================================================

The fourth quarter of fiscal 1999 and the first quarter of fiscal 1998 consisted of fourteen weeks. All other quarters consisted of thirteen weeks.


                                               MIDAS, INC. 1999 ANNUAL REPORT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

RESULTS OF OPERATIONS

The following table presents, for the fiscal periods indicated, selected financial information as a percentage of total sales and revenues:

====================================================================================================================
                                                                            Percentage of Sales and Revenues
FISCAL YEAR                                                           1999                 1998                1997
--------------------------------------------------------------------------------------------------------------------
Replacement parts sales                                               65.9%                48.5%               45.5%
Company-operated shop retail sales                                     3.0                 28.6                35.6
Royalties                                                             19.2                 14.3                11.5
Real estate rental revenues                                           11.3                  7.3                 6.0
Other                                                                  0.6                  1.3                 1.4
                                                                     -----------------------------------------------
Sales and revenues                                                   100.0                100.0               100.0
                                                                     -----------------------------------------------
Cost of sales and revenues                                            53.8                 46.7                44.1
Selling, general and administrative expenses                          27.0                 39.8                44.6
                                                                     -----------------------------------------------
Operating income before business transformation costs                 19.2                 13.5                11.3
Business transformation costs                                           --                 10.8                11.4
                                                                     -----------------------------------------------
Operating income (loss)                                               19.2                  2.7                (0.1)
Other income (expense), net                                            0.9                  7.6                (3.2)
Interest expense                                                      (2.4)                (2.5)               (1.3)
                                                                     -----------------------------------------------
Income (loss) before income taxes                                     17.7                  7.8                (4.6)
Income taxes                                                          (6.9)                (2.3)                0.6
                                                                     -----------------------------------------------
Net income (loss)                                                     10.8%                 5.5%               (4.0)%
====================================================================================================================

INTRODUCTION

Beginning in 1996 and carrying forward into 1997, the Company began to experience declines in earnings and returns on assets and equity. These trends were due to a combination of slow growth, increasing operating expenses and an expanding asset base. The Company also began to experience declines in sales and revenues from certain business activities including substantial declines in exhaust sales at both the retail and wholesale level due to the automobile manufacturers use of non-corrosive stainless steel exhaust systems. These trends, coupled with an expected substantial increase in the Company's long-term debt as a result of the Spin-off of Midas as an independent company by Whitman Corporation, led management to conduct an in-depth review of current strategies and potential alternative strategies to reverse these trends.

Forthcoming from this strategic review was a business strategy to: focus the Company's management and financial resources on expanding the North American and European franchise network by adding new shops, improving relationships with franchisees, improving the efficiency of the wholesale replacement part distribution system, reducing operating expenses and redeploying assets by franchising company-operated shops. The strategy also called for the introduction of new Midas products and services at the retail level to offset the declines in the exhaust business.

In 1998, the Company reached an agreement with Magneti Marelli, S.p.A., a member of the Fiat Group, to form a strategic alliance to accelerate the development of the Midas system in Europe and South America. Midas management concluded that Magneti Marelli had the financial and human resources to accelerate the development of the Midas business in Europe and South America at a much faster pace than the Company. Midas management also concluded that the proceeds from a transaction with Magneti Marelli could provide the Company with additional financial resources which would enable the Company to accelerate the execution of its strategy to transform and grow the North American franchise network.

Accordingly, Midas sold its interests in Europe and South America to Magneti Marelli for $100 million in October 1998, and entered into a licensing agreement for the Midas trademarks and know-how as a part of the transaction.


16 MIDAS, INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

================================================================================

As a result of the foregoing, the Company's business strategy was further modified to the current strategy, which is to become a focused and efficient operator of a North American franchise, a wholesale parts distribution network and a licensor of Midas trademarks outside of North America.

BUSINESS TRANSFORMATION COSTS

The business transformation process resulted in costs which are summarized in the following table (in millions):

------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                                                         1999                 1998                1997
------------------------------------------------------------------------------------------------------------------
Franchisee incentive payments                                       $  --               $ 32.3               $  --
Disposition of company-operated shops                                (0.1)                 2.1                35.5
Corporate office relocation                                            --                  7.0                  --
Integration of Canadian administration function                        --                  4.0                  --
Consolidation of North American distribution system                  (1.2)                 4.1                  --
Special one-time return program                                        --                   --                 7.8
Changes to U.S. franchisee advertising program                         --                   --                 4.4
Asset write-downs to recognize impairments                             --                  4.2                12.5
Severance and other costs                                             1.1                  2.0                 7.4
                                                                   ------------------------------------------------
Business transformation costs before taxes                           (0.2)                55.7                67.6
Income taxes (benefit)                                                0.1                (20.9)              (21.4)
                                                                   ------------------------------------------------
Business transformation costs, net of taxes                        $ (0.1)              $ 34.8              $ 46.2
===================================================================================================================

Additional information regarding each of the business transformation costs listed in the above summary is presented in Note 3 to the Financial Statements.

Because of changes in the Company's business strategy, the type of operational, legal and financial control of the Midas shops changed substantially in 1998. The method of operation of the shops in operation at the end of fiscal 1999, 1998 and 1997, is presented below.

MIDAS RETAIL SHOPS

--------------------------------------------------------------------------------
FISCAL YEAR END                         1999        1998        1997
--------------------------------------------------------------------------------

Franchised and licensed                  2,698       2,674      2,341
Company-operated                            13          58        377
                                        ----------------------------------------
Total                                    2,711       2,732      2,718
================================================================================

Although the total number of shops in operation remained relatively constant over the past 3 years, the number of shops operated by the Company declined by 364 shops since the end of fiscal 1997, and the number of shops operating under a franchise or license agreement increased by 357 shops. This shift in the type of shop operation reflects the sale of Midas Europe and the strategy to focus on franchising.

The approximately 2,700 Midas shops currently in operation worldwide offer some or all of the following services: exhaust, brake, suspension, air conditioning, batteries and a number of other routine maintenance services. The Company's business strategy is to expand these service offerings in the future.

The remaining company-operated shops as of January 1, 2000 represent the Company's Australian operations and a training facility located in Palatine, Illinois.

The business strategy of focusing the Company on growing the North American franchisee network is expected to have a significant impact on the future sources of revenue for the Company.


                                               MIDAS, INC. 1999 ANNUAL REPORT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

================================================================================

RESULTS OF OPERATIONS - FISCAL 1999 COMPARED TO FISCAL 1998

Sales and revenues for fiscal 1999 declined $158.3 million or 30.8% from fiscal 1998 to $355.5 million. Approximately $146.5 million or 92.5% of the decrease was due to the sale of the Company's European operations and the elimination of retail sales from company-operated shops which were franchised, sold or licensed during fiscal 1999 and fiscal 1998 as part of the Company's strategy to dispose of company-operated shops. The remainder of the decrease in fiscal 1999 sales was attributable to a decline in retail demand for replacement exhaust products due to automobile manufacturers use of non-corrosive stainless steel exhaust systems, which drove a decline in exhaust sales at the wholesale level.

Cost of sales and revenues for fiscal 1999 decreased $48.7 million or 20.3% versus fiscal 1998 due to a combination of the franchising and licensing of company-operated shops, lower wholesale exhaust parts sales, and lower wholesale parts costs. Costs of sales and revenues as a percent of total sales and revenues increased 7.1 percentage points to 53.8% in fiscal 1999 due primarily to the reduction in retail sales from company-operated shops which carried a relatively higher gross margin to cover service and other costs at the retail level.

Selling, general and administrative expenses for fiscal 1999 decreased $108.2 million or 53.0% from fiscal 1998 to $96.1 million. Approximately $103.8 million of this reduction was related to the sale of the Company's European operations and the franchising and licensing of company-operated shops, while the balance was due to the Company's cost reduction program. As a percentage of total sales and revenues, selling, general and administrative expenses declined from 39.8% of sales in fiscal 1998 to 27.0% of sales in fiscal 1999. This decrease was primarily due to the franchising of company-operated shops which carry a higher operating expense ratio, and the fiscal 1998 cost reduction program.

The Company recorded business transformation activity in both fiscal 1999 and fiscal 1998. Total charges of $55.7 million were recorded in fiscal 1998, while fiscal 1999 reflects a net credit of $0.2 million. This activity is described above under "Introduction" and in Note 3 to the Financial Statements.

Operating income was $68.4 million in fiscal 1999 versus $13.9 million in fiscal 1998. Both years were impacted by business transformation costs as previously noted. Excluding these costs, operating income remained relatively constant at $68.2 million in fiscal 1999 versus $69.6 million in fiscal 1998. Excluding business transformation costs from both years, the operating income margin improved substantially from 13.5% in fiscal 1998 to 19.2% in fiscal 1999.

Interest expense declined $4.1 million from $12.7 million in fiscal 1998 to $8.6 million in fiscal 1999. This reduction is the result of the repayment during fiscal 1998 of approximately $120 million of the debt that was outstanding at the time of the Spin-off from Whitman.

The Company's effective tax rate was 39.0% in fiscal 1999 versus an effective tax rate of 29.5% in fiscal 1998. The lower rate in fiscal 1998 was the result of the lower non-U.S. effective tax rate on the sale of the Company's European operations.

As a result of the above items, net income increased $10.2 million from $28.2 million in fiscal 1998 to $38.4 million in fiscal 1999.

RESULTS OF OPERATIONS - FISCAL 1998 COMPARED TO FISCAL 1997

Sales and revenues for fiscal 1998 declined $77.2 million or 13.1% from fiscal 1997 to $513.8 million. Approximately 82% of the decrease was due to the elimination of retail sales from company-operated shops in fiscal 1998 as a result of the franchising or sale and licensing of a net 311 shops during the year. The remainder of the decrease in fiscal 1998 was attributable to lower replacement parts sales due to: the pass through of negotiated cost decreases to franchisees in the form of wholesale price decreases, the elimination of unprofitable wholesale distribution points and programs, fluctuations in foreign currency exchange rates, and lower retail customer traffic in certain services which resulted in lower wholesale parts sales. Partially offsetting these decreases were increased royalty and real estate rental revenues primarily due to the franchising of former company-operated shops.

Cost of sales and revenues for fiscal 1998 decreased $20.9 million or 8.0% versus fiscal 1997 due to a combination of the franchising of company-operated shops, lower wholesale parts sales and lower wholesale parts costs. Cost of sales and revenues as a percent of total sales and revenues increased 2.6 percentage points to 46.7% in fiscal 1998, due primarily to the reduction in retail sales from


18 MIDAS, INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

================================================================================

company-operated shops in fiscal 1998, which carried a substantially higher gross margin to cover service and other costs at the retail level.

Selling, general and administrative expenses for fiscal 1998 decreased $59.1 million or 22.4% from fiscal 1997 to a total of $204.3 million. Approximately 60% of the decrease in expenses was due to the franchising of company-operated shops in fiscal 1998. The balance of the decrease was due to a combination of cost reduction programs across the majority of expense categories and the sale of Midas operations in Europe. Operating expenses as a percent of total sales and revenues decreased 4.8 percentage points in fiscal 1998 to 39.8%. The decrease was primarily due to the franchising of company-operated shops in fiscal 1998, which carry a relatively higher operating expense ratio and cost reduction programs across the majority of expense categories.

In the fourth quarter of fiscal 1998 and the third quarter of fiscal 1997, Midas recorded charges related to business transformation activities of $55.7 million and $67.6 million, respectively. These charges are described above under "Introduction" and in Note 3 to the Financial Statements.

Operating income in fiscal 1998 was $13.9 million versus an operating loss of $0.8 million in fiscal 1997. Both years were impacted by business transformation costs as noted previously. Excluding these costs, operating income in fiscal 1998 increased $2.8 million or 4.2% above the prior year. Excluding business transformation costs from both years, the operating income margin in fiscal 1998 was 13.5% or 2.2 percentage points above fiscal 1997.

Income before income taxes in 1998 was $40.0 million versus a $27.1 million loss in fiscal 1997. The improvement in fiscal 1998 was due to the combination of the following: a $38.0 million gain from the sale of the Midas business in Europe, a sharp reduction in Whitman charges due to the Spin-off in early 1998, and higher operating income. These positive factors were partially offset by increased interest expense primarily due to the additional debt incurred by the Company in connection with the Spin-off.

Net income in fiscal 1998 was $28.2 million versus a loss of $23.5 million in fiscal 1997.


LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Following is a summary of the Company's cash flows from operating, investing and financing activities for fiscal 1999 and 1998, respectively (in millions):

-------------------------------------------------------------------------------
FISCAL YEAR                                                  1999        1998
-------------------------------------------------------------------------------

Net cash provided by operating activities                   $ 36.7       $ 21.3
                                                            -------------------
Net cash provided by (used in) investing activities           (8.4)       106.1
                                                            -------------------
Net cash used in financing activities                        (52.1)      (103.0)
                                                            -------------------
Net change in cash and cash equivalents                     $(23.8)      $ 24.4
===============================================================================

Midas has historically funded its operations and capital expenditures through cash flow from operations. At fiscal year-end 1999, the Company had cash and cash equivalents of $13.1 million and working capital of $84.6 million. At fiscal year-end 1998, the Company had cash and cash equivalents of $36.9 million and working capital of $101.0 million. The $23.8 million decrease in cash and cash equivalents and the $16.4 million decrease in working capital are the result of the decision to repurchase 1.9 million shares of the Company's common stock during fiscal 1999 at a cost of $56.5 million. As of the end of both fiscal years 1999 and 1998, the Company had outstanding borrowings of $25 million under its $200 million line of credit.


                                               MIDAS, INC. 1999 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

================================================================================

Net cash provided by operating activities was $36.7 million in fiscal 1999 compared with $21.3 million in fiscal 1998. This increase of $15.4 million was the result of higher earnings and lower business transformation cash outlays, which was partially offset by lower depreciation due to the sale of the Company's European operations and the franchising of company-operated shops, and higher working capital requirements.

Net cash used in investing activities was $8.4 million in fiscal 1999 compared with net cash provided of $106.1 million in fiscal 1998. This decrease of $114.5 was the result of lower asset sales and higher capital expenditures in fiscal 1999 compared to fiscal 1998. Fiscal 1998 included proceeds of $86.8 million related to the sale of the Company's European operation, and $30.3 million of proceeds related to the sale of other property and equipment (largely attributable to the franchising of company-operated shops) compared to $10.8 million in fiscal 1999. The increase in capital expenditures in fiscal 1999 was the result of systems improvements and the corporate office relocation.

Net cash used in financing activities was $52.1 million in fiscal 1999 compared with $103.0 million in fiscal 1998. During fiscal 1998, the Company paid $193.1 million of dividends and loan repayments to Whitman as part of the Spin-off, which were funded in part by a $98.8 million net increase in long-term debt. No such payments to Whitman or borrowings were necessary in fiscal 1999, however the Company used $56.5 million of cash to acquire treasury shares.

In February 1999, the Company's Board of Directors authorized a share repurchase plan for up to 3.0 million of the Company's common shares. During fiscal 1999, the Company repurchased approximately 1.6 million shares at an aggregate price of approximately $56.5 million. In January 2000, the Board of Director's approved an increase of 2.0 million shares, bringing the total authorization to
5.0 million shares. Purchases of the shares are expected to be made from time to time, depending upon market conditions.

The Company believes that current cash balances, cash generated from operations, and availability under its line of credit will be adequate to fund the growth in working capital and capital expenditures necessary to support future growth in sales for the foreseeable future, as well as the Company's share repurchase plan.

YEAR 2000

In 1997, the Company instituted a Year 2000 project to evaluate and remediate Year 2000 issues. The project was divided into three sections:

o The Company's computer hardware, hardware operating systems and application software.

o Franchisee computer hardware and application software, including point of sale hardware and software.

o     Supplier computer systems.

As of the date of this report, the Company has not experienced any significant business disruptions as a result of Year 2000 issues. However, Year 2000 issues may yet arise from factors that currently are not apparent. The Company will continue to monitor all related Year 2000 issues.

Total expenses for the Year 2000 project were $4.9 million with $1.3 million being spent in fiscal 1999.


20 MIDAS, INC. 1999 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

================================================================================

FORWARD LOOKING STATEMENTS

This report contains, and certain of the Company's other public documents and statements and oral statements contain, forward-looking statements that reflect management's current assumptions and estimates of future performance and economic conditions using information currently available. Such statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those projected, stated, or implied by the forward-looking statements.

The Company's results of operations and the forward-looking statements could be affected by, among other things: general economic conditions in the markets in which the Company operates; economic developments that have a particularly adverse effect on one or more of the markets served by the Company; the ability to execute management's internal operating plans; the timing and magnitude of capital expenditures; economic and market conditions in the U.S. and worldwide; currency exchange rates; changes in consumer spending levels and demand for new products and services; cost and availability of raw materials; and overall competitive activities. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


                                               MIDAS, INC. 1999 ANNUAL REPORT 21

REPORT OF MANAGEMENT

================================================================================

Midas management has prepared the accompanying financial statements and related information included herein for fiscal years 1999, 1998, and 1997. The report of KPMG LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgements.

Midas maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by a program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.

The Audit Committee of the Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of independent Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from KPMG LLP.


/s/ R. Lee Barclay

R. Lee Barclay

Executive Vice President and Chief Financial Officer

February 17, 2000


22 MIDAS, INC. 1999 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT

================================================================================

The Board of Directors and Shareholders

Midas, Inc.

We have audited the accompanying balance sheets of Midas as of fiscal year end 1999 and 1998 and the related statements of operations, cash flows, and changes in shareholders' equity for each of the fiscal years 1999, 1998, and 1997. These financial statements are the responsibility of Midas' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midas as of fiscal year end 1999 and 1998, and the results of operations and cash flows for fiscal years 1999, 1998, and 1997 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Chicago, Illinois

February 17, 2000


                                               MIDAS, INC. 1999 ANNUAL REPORT 23

STATEMENTS OF OPERATIONS

In millions, except for earnings and dividends per share

==============================================================================================
FISCAL YEAR                                                 1999          1998          1997
----------------------------------------------------------------------------------------------
Sales and revenues                                        $ 355.5       $ 513.8       $ 591.0
Cost of sales and revenues                                  191.2         239.9         260.8
Selling, general, and administrative expenses                96.1         204.3         263.4
Business transformation costs                                (0.2)         55.7          67.6
                                                          ------------------------------------
      Operating income (loss)                                68.4          13.9          (0.8)
                                                          ------------------------------------
Gain on sale of European operations                            --          38.0            --
                                                          ------------------------------------
Whitman charges                                                --          (1.1)        (18.1)
                                                          ------------------------------------
Interest expense:
      Whitman                                                  --          (0.5)         (6.8)
      Other                                                  (8.6)        (12.2)         (2.3)
                                                          ------------------------------------
      Total interest expense                                 (8.6)        (12.7)         (9.1)
                                                          ------------------------------------
Other income, net                                             3.1           1.9           0.9
                                                          ------------------------------------
      Income (loss) before income taxes                      62.9          40.0         (27.1)
Income taxes (benefit)                                       24.5          11.8          (3.6)
                                                          ------------------------------------
Net income (loss)                                         $  38.4       $  28.2       $ (23.5)
                                                          ====================================

Earnings (loss) per share:
      Basic                                               $   2.33      $   1.67
                                                          ======================
      Diluted                                             $   2.28      $   1.63
                                                          ======================
      Pro forma basic and diluted                                                     $  (1.21)
                                                                                ==============

Dividends per common share                                $    .08      $    .06
                                                          ======================

Average number of shares
      Common shares outstanding                              16.4          16.9
      Equivalent shares on outstanding stock options          0.4           0.4
      Shares applicable to diluted earnings                  16.8          17.3
                                                          ======================
      Pro forma common shares outstanding                                                17.0
                                                                                ==============

See accompanying notes to financial statements.


24 MIDAS, INC. 1999 ANNUAL REPORT

BALANCE SHEETS

In millions

===================================================================================
FISCAL YEAR END                                                 1999          1998
-----------------------------------------------------------------------------------
Assets:
Current assets:
      Cash and cash equivalents                                $ 13.1       $ 36.9
      Receivables, net                                           43.5         39.4
      Inventories                                                63.5         63.2
      Other current assets                                       20.7         24.8
                                                               -------------------
           Total current assets                                 140.8        164.3
Property and equipment, net                                     140.5        142.8
Other assets                                                     24.6         18.2
                                                               -------------------
           Total assets                                        $305.9       $325.3
                                                               ===================

Liabilities and Equity:
Current liabilities:
      Short-term debt                                          $  1.8       $  1.6
      Accounts and dividends payable                             26.4         19.5
      Income taxes payable                                        1.6           --
      Accrued expenses                                           26.4         42.2
                                                               -------------------
           Total current liabilities                             56.2         63.3
Long-term debt                                                  101.0        102.2
Obligations under capital leases                                  9.3         10.8
Deferred income taxes and other liabilities                      24.8         25.6
                                                               -------------------
           Total liabilities                                    191.3        201.9
                                                               -------------------
Shareholders' equity:
      Common stock ($.001 par value, 100 million
           shares authorized; 17.3 million
and 17.0 million shares issued) and
           paid-in capital                                       26.8         27.1
      Treasury stock, at cost (1.6 million shares
           and .2 million shares)                               (44.9)        (4.2)
      Notes receivable from common stock sold to officers        (6.1)          --
      Retained income                                           144.0        106.9
      Cumulative other comprehensive income (loss)               (5.2)        (6.4)
                                                               -------------------
        Total shareholders' equity                              114.6        123.4
                                                               -------------------
           Total liabilities and equity                        $305.9       $325.3
                                                               ===================

See accompanying notes to financial statements


                                               MIDAS, INC. 1999 ANNUAL REPORT 25

STATEMENTS OF CASH FLOWS

In millions

=============================================================================================
FISCAL YEAR                                                   1999        1998          1997
---------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                  $ 38.4       $ 28.2       $(23.5)
Adjustments reconciling net income to net cash
   provided by operating activities:
      Depreciation and amortization                           10.4         17.0         21.3
      Business transformation costs                           (0.2)        55.7         67.6
      Cash outlays for business transformation costs         (13.2)       (58.4)        (1.9)
      Gain on sale of European operations                       --        (38.0)          --
      Deferred income taxes                                    5.3         (0.2)       (13.8)
      Changes in assets and liabilities, exclusive of
        effects of dispositions:
           Receivables                                        (4.1)         4.8          6.5
           Inventories                                        (0.3)        (2.0)         9.8
           Accounts and dividends payable                      6.9          4.2        (15.3)
           Accrued expenses                                   (8.2)         5.8         10.4
           Income taxes payable                                1.6          0.6        (10.8)
           Other                                               0.1          3.6          3.8
                                                            ---------------------------------
Net cash provided by operating activities                     36.7         21.3         54.1
                                                            ---------------------------------
Cash flows from investing activities:
      Capital investments                                    (19.2)       (11.0)       (29.4)
      Proceeds from sale of European operations, net
           of cash of $13.2 million in operations sold          --         86.8           --
      Proceeds from sales of property and equipment           10.8         30.3          5.2
                                                            ---------------------------------
Net cash provided by (used in) investing activities           (8.4)       106.1        (24.2)
                                                            ---------------------------------
Cash flows from financing activities:
      Net decrease in short-term debt                           --           --         (2.5)
      Payment of obligations under capital leases             (0.6)        (1.8)        (0.8)
      Long-term debt incurred                                   --        291.4          3.5
      Long-term debt repayments                               (0.9)      (192.6)          --
      Cash received for common stock                           7.2          3.8           --
      Cash paid for treasury shares                          (56.5)        (9.8)          --
      Net decrease in loans and advances
           from Whitman                                         --        (55.5)       (20.8)
      Dividends to Whitman                                      --       (137.6)       (14.0)
      Dividends to shareholders                               (1.3)        (0.9)          --
                                                            ---------------------------------
Net cash used in financing activities                        (52.1)      (103.0)       (34.6)
                                                            ---------------------------------
Effect of exchange rate changes on cash and
      cash equivalents                                          --           --         (1.0)
                                                            ---------------------------------
Net change in cash and cash equivalents                      (23.8)        24.4         (5.7)
Cash and cash equivalents at beginning of period              36.9         12.5         18.2
                                                            ---------------------------------
Cash and cash equivalents at end of period                  $ 13.1       $ 36.9       $ 12.5
                                                            =================================

See accompanying notes to financial statements.


26 MIDAS, INC. 1999 ANNUAL REPORT

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions

===================================================================================================================================
                                                                            COMBINED
                                                                             CAPITAL                       COMPREHENSIVE INCOME
                                                                           ACCOUNTS OF     RETAINED       -------------------------
                                                                             WHITMAN       EARNINGS       CURRENT      CUMULATIVE
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year end 1996                                                         $ 24.3        $254.8                        $ (2.0)
Net income                                                                       --         (23.5)        $(23.5)            --
Other comprehensive income - foreign currency translation adjustments            --            --           (7.8)          (7.8)
Capital contribution from Whitman                                               2.3            --             --             --
                                                                                                          -------
Comprehensive income                                                             --            --         $(31.3)            --
                                                                                                          =======
Dividends to Whitman                                                             --         (14.0)                           --
                                                                             ---------------------                       --------
Fiscal year end 1997                                                           26.6         217.3                          (9.8)
Net income                                                                       --           0.4         $  0.4             --
Other comprehensive income - foreign currency translation adjustments            --            --           (1.3)          (1.3)
Capital contribution from Whitman                                               0.6            --             --             --
Dividends to Whitman                                                             --        (137.6)            --             --
                                                                             ------------------------------------------------------
Balances prior to Spin-off                                                   $ 27.2        $ 80.1         $ (0.9)        $(11.1)
===================================================================================================================================

====================================================================================================================================
                                                                                   NOTES
                                                                                 RECEIVABLE
                                  COMMON STOCK AND                                  FROM
                                   PAID-IN CAPITAL           TREASURY STOCK        COMMON                    COMPREHENSIVE INCOME
                                 -----------------        -------------------    STOCK SOLD     RETAINED     ---------------------
                                 SHARES     AMOUNT        SHARES       AMOUNT    TO OFFICERS    EARNINGS     CURRENT    CUMULATIVE
------------------------------------------------------------------------------------------------------------------------------------
Initial capitalization of Midas   17.0      $ 27.2           --       $   --       $   --       $ 80.1       $ (0.9)      $(11.1)
Purchase of treasury shares         --          --         (0.4)        (9.8)          --           --           --           --
Stock option transactions           --        (0.1)         0.2          5.6           --           --           --           --
Net income                          --          --           --           --           --         27.8         27.8           --
Other comprehensive income:
   foreign currency
   translation adjustments          --          --           --           --           --           --          4.7          4.7
                                                                                                             -------
Comprehensive income                --          --           --           --           --           --       $ 31.6           --
                                                                                                             =======
Dividends to shareholders                       --           --           --           --         (1.0)                       --
                                 -----------------------------------------------------------------------                  ---------
Fiscal year end 1998              17.0        27.1         (0.2)        (4.2)                    106.9                      (6.4)
Common shares issued
   under management stock
   incentive plan                  0.3         6.1           --           --         (6.1)          --           --           --
Purchase of treasury shares         --          --         (1.9)       (56.5)          --           --           --           --
Stock option transactions           --        (6.4)         0.5         15.8           --           --           --           --
Net income                          --          --           --           --           --         38.4       $ 38.4           --
Other comprehensive income:
   foreign currency
   translation adjustments          --          --           --           --           --           --          1.2          1.2
                                                                                                             -------
Comprehensive income                --          --           --           --           --           --       $ 39.6           --
                                                                                                             =======
Dividends to shareholders           --          --           --           --           --         (1.3)                       --
                                 -----------------------------------------------------------------------                  ---------
Fiscal year end 1999              17.3      $ 26.8         (1.6)      $(44.9)      $ (6.1)      $144.0                    $ (5.2)
========================================================================================================                  =========

See accompanying notes to financial statements.


                                               MIDAS, INC. 1999 ANNUAL REPORT 27

NOTES TO FINANCIAL STATEMENTS

================================================================================

(1) INTRODUCTION

Basis of Presentation

Midas, Inc. became an independent, publicly held company on January 30, 1998 as a result of its spin-off ("Spin-off") from Whitman Corporation ("Whitman"). Prior to that time, the companies that comprise Midas, Inc. were direct or indirect wholly-owned subsidiaries of Whitman. For periods prior to the Spin-off, the financial statements are presented on a combined basis; for subsequent periods, they are presented on a consolidated basis. As required by the context, "Midas" or the "Company" refers to Midas, Inc. and subsidiaries or to the group of companies that became wholly-owned subsidiaries of Midas, Inc. in conjunction with the Spin-off.

Common Stock and Paid-in Capital at Spin-off Date

The combined capital accounts of Whitman were recorded as common stock and paid-in capital of Midas as of the date of the Spin-off.

Pro Forma Basic and Diluted Earnings (Loss) Per Share (Unaudited)

Pro forma basic and diluted earnings (loss) per share have been calculated on the assumption that the 17.0 million shares of Midas Common Stock that were distributed in the Spin-off had been outstanding since the beginning of 1997. Pro forma adjustments have been made to give effect to increases or decreases in costs that would have been incurred by Midas as an independent, publicly held company, rather than a subsidiary of Whitman. The fiscal 1997 pro forma adjustments are summarized as follows (in millions):

----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Incremental administrative expenses of an independent, publicly held company     $ (2.8)
Elimination of Whitman charges                                                     18.1
Elimination of interest paid to Whitman                                             6.8
Incremental interest expense of an independently-capitalized company              (17.2)
Incremental income tax provision                                                   (1.9)
                                                                                  ------
      Pro forma reduction of net loss                                             $ 3.0
========================================================================================

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Midas provides retail automotive services principally through franchised or licensed shops in the U.S., Canada, Europe and other countries. Midas also manufactures exhaust system components and purchases other automotive aftermarket replacement parts for distribution to North American franchisees and other automotive aftermarket customers.

Fiscal Periods

The 1999, 1998, and 1997 fiscal years ended on January 1, 2000, December 26, 1998 and December 20, 1997. The fiscal years each consisted of 53 weeks.

Foreign Currency Translation and Transactions

All assets and liabilities of non-U.S. operations are translated into U.S. dollars using exchange rates as of the end of each fiscal period. Income and expense items are translated at average exchange rates prevailing during each fiscal period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net earnings.


28 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less.

Fair Value of Financial Instruments

Midas' financial instruments include cash and cash equivalents, receivables, short-term debt, accounts payable, and long-term debt. The carrying value of the long-term debt exceeded its fair value by approximately $2.3 million as of fiscal year end 1999. The fair value of the long-term debt exceeded its carrying value by approximately $3.4 million as of fiscal year end 1998. The carrying amounts of the other assets and liabilities approximate fair values because of the short maturities of those instruments.

Inventories

Inventories are valued at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method and includes amortization of assets held under capital leases. When property is sold or retired, the cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in the statement of operations.

Expenditures for maintenance and repairs are expensed as incurred. The approximate ranges of annual deprecation rates are 2% to 10% for buildings and improvements, 8% to 20% for machinery and equipment, and 20% to 33% for computer software and hardware.

Carrying Values of Long-lived Assets

Midas evaluates the carrying values of its long-lived assets to be held and used in the business by reviewing undiscounted cash flows by operating unit. Such evaluations are performed whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the projected undiscounted cash flows over the remaining lives of the related assets does not exceed the carrying values of the assets, the carrying values are adjusted for the differences between the fair values and the carrying values.

Revenue Recognition

Product sales are recognized as revenues at the time products are shipped, at which time provision is made for estimated product returns. Sales and revenues of company-operated shops were recognized when customer vehicles are repaired or serviced.

Revenues derived from initial franchise fees are recognized when the franchised shop opens. Costs related to securing initial franchise agreements and performing the required services under such agreements are charged to expense as incurred. Franchise renewal fees are recognized when the renewal period commences. Royalties are recognized in the periods that correspond to the periods when retail sales and revenues are recognized by franchisees.

Selected products carry warranties ranging from one year to the lifetime of a vehicle, so long as the original retail customer owns the vehicle. Midas estimates and records the net costs related to its warranty program as required, in the period the sales are reported, based on its historical experience.

Stock-Based Compensation

The company uses the intrinsic value method of accounting for its stock-based compensation plans.

Advertising

Advertising costs are expensed as incurred.


                                               MIDAS, INC. 1999 ANNUAL REPORT 29

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Restatements

Certain reclassifications have been made to the previously reported fiscal 1998 and 1997 financial statements in order to provide consistency with the fiscal 1999 results. These reclassifications did not affect previously reported operating income, net income or earnings per share.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosures of contingencies to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(3) BUSINESS TRANSFORMATION

The Business Transformation Process

The Company is transforming itself from a worldwide operator of both franchised and company-operated shops to a focused and efficient operator of a North American franchise and wholesale parts distribution network and a licensor of Midas trademarks and know-how outside of North America. Within North America the business transformation process includes: changing consumer perceptions about Midas and the products and services offered, improving relationships with franchisees and redeploying assets to improve returns.

Business Transformation Costs

The costs associated with the business transformation process are summarized as follows (in millions):

---------------------------------------------------------------------------------------
FISCAL YEAR                                               1999        1998        1997
---------------------------------------------------------------------------------------
Franchisee incentive payments                            $  --       $32.3       $  --
Disposition of company-operated shops                     (0.1)        2.1        35.5
Corporate office relocation                                 --         7.0          --
Integration of Canadian administration function             --         4.0          --
Consolidation of North American distribution system       (1.2)        4.1          --
Special one-time return program                             --          --         7.8
Changes to U.S. franchisee advertising program              --          --         4.4
Asset write-downs to recognize impairments                  --         4.2        12.5
Severance and other costs                                  1.1         2.0         7.4
                                                         ------------------------------
Business transformation costs before taxes                (0.2)       55.7        67.6
      Income taxes (benefit)                               0.1       (20.9)      (21.4)
                                                         ------------------------------
Business transformation costs, net of taxes              $(0.1)      $34.8       $46.2
=======================================================================================

Franchisee Incentive Payments

During 1998, Midas launched a new image and consumer perception program. The program is directed at "freshening" the Midas image with consumers and changing their perceptions about the scope of product and service offerings. To launch the program, Midas made up-front cash incentive payments to franchisees that have agreed to modify existing shops and enhance information systems. The planned modifications include installing new signs and making improvements to building exteriors and customer service areas. Franchisees that wish to expand their product and service offerings may also need to enhance their information systems. The incentive payments, which were disbursed in lump sum amounts based on the number of shops operated by each participating franchisee, were recorded as expenses as the disbursements were made. The incentive payments, together with other costs associated with the program launch (principally costs of special regional meetings attended by the franchisees), were recorded as expenses in the fourth quarter of fiscal 1998.


30 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Midas continues to monitor franchisee performance to ensure compliance with the program and has not received any refunds of incentive payments. The incentive payments cover approximately 99% of the franchised shops located in the U.S. and Canada.

Disposition of Company-operated Shops

During the third quarter of fiscal 1997, management adopted a plan for the disposition of substantially all of its 150 company-operated shops in the United States. Under the 1997 plan, 119 shops were expected to be franchised and 16 shops closed. By the end of December 1998, substantially all aspects of the 1997 disposition program had been completed. In the fourth quarter of fiscal 1998, management decided to franchise the remaining company-operated shops in the United States, and all company-operated shops in Canada. These programs were finalized in fiscal 1999, at a savings of approximately $0.1 million. The estimated losses and costs associated with the program are summarized as follows (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR                                        1999         1998        1997
--------------------------------------------------------------------------------
Asset write-downs                                 $  --        $ 1.3       $21.5
Non-recoverable lease costs                          --           --         7.7
Severance and other costs                          (0.1)         0.8         6.3
--------------------------------------------------------------------------------
                                                  $(0.1)       $ 2.1       $35.5
================================================================================

Asset Write-downs. The assets of the U.S. company-operated shops to be disposed were written down to net realizable values, based on estimated proceeds (net of transaction costs) from sales of tangible and intangible assets of shops to be franchised and from sales or recoveries of tangible assets of shops to be closed.

Non-recoverable Lease Costs. Certain U.S. company-operated shops occupied leased facilities. Management estimated that $7.7 million of costs under such leases would not be recovered through future operations due to shop closings or because subleases in connection with franchising transactions were not expected to result in full recovery of the related lease payments.

Severance and Other Costs. Severance and other costs recorded in fiscal 1997 include $4.7 million of termination benefits for 202 employees and other costs of $1.6 million. Severance and other costs recorded in fiscal 1998 included $0.5 million of termination benefits for employees. Cash expenditures relating to employee severance costs were incurred as the shops were closed or sold and amounted to $1.8 million during fiscal 1999, $3.1 million during fiscal 1998 and $0.2 million in fiscal 1997.

Corporate Office Relocation

In December 1998, Midas determined that it would relocate its corporate headquarters and entered into a lease for a new facility. Relocation costs recorded in fiscal 1998 include: (a) estimated costs of $5.7 million related to subleasing the former headquarters after the relocation, based on the differential between the amounts due under the existing noncancellable lease and estimated proceeds from subleasing; and (b) the write-down ($1.3 million) of leasehold improvements and equipment that were not used in the new facility, based on the estimated net realizable value of the assets at the time of relocation.

The relocation and subleasing of the former headquarters were completed in fiscal 1999. The existing accruals are adequate to cover the losses to be incurred during the remaining term of the former headquarters lease. Cash outlays during fiscal 1999 were $2.0 million. There were no cash outlays in fiscal 1998.

Integration of Canadian Administration Function

During the fourth quarter of fiscal 1998, management adopted a plan to integrate the administration of the Canadian franchising operations into the U.S. worldwide headquarters. Costs included $0.5 million in asset write-downs to net realizable values, $2.1 million of termination benefits for 61 employees, $0.5 million of lease termination costs, and other costs of $0.9 million. The integration will be completed in the first half of 2000. There were no cash outlays during fiscal 1998 and $1.1 million in cash outlays in fiscal 1999.


                                               MIDAS, INC. 1999 ANNUAL REPORT 31

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Consolidation of North American Distribution System

During the fourth quarter fiscal 1998, management adopted a plan to consolidate the North American distribution system by reducing the number of distribution centers. Costs include $1.2 million of termination benefits for 78 employees, and other costs of $2.9 million. Three distribution centers were closed in fiscal 1999, with the remaining closures scheduled for fiscal 2000. No cash outlays were made in fiscal 1998 and approximately $0.3 million in cash outlays were made in fiscal 1999. During fiscal 1999, the Company decided to retain one of the distribution centers that had been scheduled for closing. As the result of that decision, business transformation costs were reduced by $1.2 million in 1999.

Special One-time Product Return Program

Midas policies restrict the level of excess products that may be returned by franchisees. A special one-time program was adopted in fiscal 1997, under which franchisees were permitted to return products in excess of the amounts that would have been permitted under those policies. The $7.8 million charge covered the costs associated with returns of products sold to franchisees in prior periods.

Changes in U.S. Franchisee Advertising Program

Under the terms of its franchising agreements, Midas is obligated to use one-half of the royalty payments received from franchisees for advertising expenditures. Advertising expenditures in fiscal 1997 under the U.S. program exceeded the amounts received from franchisees. Although it is not obligated to do so under the franchising agreements, Midas provided a one-time supplement to the program amounting to $4.4 million.

Asset Write-downs to Recognize Impairments

Asset write-downs in fiscal 1997 to recognize impairments included: $5.5 million related to company-owned real estate and improvements, which are leased to franchisees under leases that are not expected to result in full recovery of the investments in such assets; $5.3 million related to impaired goodwill of certain non-U.S. operating units, based on past and projected operating results; and $1.2 million related to computer hardware deemed obsolete due to changes in operating procedures. Asset write-downs in fiscal 1998 of $4.2 million were related to the Company's investment in its Australian subsidiary, which is expected to be disposed of in fiscal 2000.

Severance and Other Costs

Severance and other costs in fiscal 1997 included $4.4 million of termination benefits for 61 employees resulting from staff reductions and $3.0 million of other non-recurring costs. The staff reductions occurred in early 1998. Severance payments were $1.4 million in fiscal 1999, $1.9 million in fiscal 1998, and $1.1 million in fiscal 1997. Other costs of $0.6 million were paid in fiscal 1997.

Severance and other costs in fiscal 1998 of $2.0 million include $0.7 million of estimated termination benefits for employees in Midas' Australian and Asia-Pacific operations and $0.5 million of disposition costs associated with those operations. Total severance payments were $0.4 million in 1999 and the remaining $0.3 million was recognized as income in fiscal 1999 as part of severance and other costs.

During fiscal 1999, the Company continued its transformation process by closing one of its manufacturing facilities. A charge of $2.8 million for termination benefits for 195 employees and other closing costs was recorded. Cash outlays of approximately $2.4 million were made in fiscal 1999 with the balance to be paid in fiscal 2000. During fiscal 1999, the Company also recorded a $1.4 million reduction of severance and other costs as part of a pension curtailment gain related to the 1999 and 1998 staff reductions.

Other Information

In the aggregate, business transformation costs have resulted in asset write-downs of $30.0 million in fiscal 1997 and $9.5 million in fiscal 1998. Cash outlays were $1.9 million in fiscal 1997, $58.4 million in fiscal 1998 and $13.2 million in fiscal 1999. Remaining short-term business transformation liabilities of $5.7 million are classified in accrued expenses while the remaining long-term liabilities of $9.7 million are classified in other liabilities.


32 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(4) STRATEGIC ALLIANCE

Midas, Inc. and Magneti Marelli, S.p.A., a member of the Fiat Group, formed a strategic alliance to develop the Midas program in the business of fast auto service repair in Europe and South America.

As part of the alliance, Midas sold its interests in its European operations to Magneti Marelli on October 30, 1998 and entered into a long-term license agreement for which Midas received $100 million. Midas will also receive on-going royalties throughout the term of the license agreement, as the automotive service shops in Europe that were sold will continue to operate using the Midas name.

The fiscal 1998 gain on sale of the European operations was $38.0 million before taxes or $28.1 million after taxes.

(5) DEBT AGREEMENTS

Long-term debt consisted of the following (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                                                1999        1998
--------------------------------------------------------------------------------
Unsecured credit facility                                     $ 25.0      $ 25.0
Unsecured debt                                                  75.0        75.0
Notes payable, due 2000 and 2002, 9.5% interest rate             2.1         3.1
                                                              ------------------
Total debt                                                     102.1       103.1
Less amounts due within one year                                 1.1         0.9
                                                              ------------------
Long-term debt                                                $101.0      $102.2
================================================================================

The Company has entered into a five-year, unsecured revolving credit facility with a syndicate of commercial banks and financial institutions that enable the Company to borrow funds at variable interest rates on a revolving credit basis up to an aggregate principal amount of $200 million. This facility expires in January 2003. In March 1998, Midas entered into an interest rate swap agreement that fixed the first $25 million of variable rate borrowings under the revolving credit facility at a rate of 5.79% with an all-in cost of 6.24% over a two year period. The counterparty to the swap transaction is a commercial bank.

The $75 million in unsecured debt is at a fixed rate of 6.89% with an investment grade (BBB) rating. The maturity date of the debt is April 15, 2005.

The Company's debt agreements require maintenance of certain financial covenants including minimum net worth.

(6) TRANSACTIONS WITH WHITMAN

Cash Management and Advances

Whitman managed the cash not considered necessary for current operating requirements of certain of its subsidiaries, including the U.S. operations of Midas. Cash not needed for current operations was advanced to Whitman at the then-current commercial bank prime lending rate; cash was advanced by Whitman on the same basis. Interest income and expense on such advances are included in interest expense-Whitman in the statements of operations.

Whitman Charges

Whitman allocated portions of its corporate office general and administrative expenses and interest expense to its subsidiaries. Midas' share of such costs amounted to $1.1 million in fiscal 1998 and $18.1 million in fiscal 1997.


                                               MIDAS, INC. 1999 ANNUAL REPORT 33

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Dividends and Capital Contributions

Midas paid dividends to Whitman and received capital contributions from Whitman, as summarized in the statements of changes in shareholders' equity. In January 1998, Midas settled its Whitman obligations of $210 million, which consisted of a $137.6 million dividend and $72.4 million of intercompany loans and advances.

(7) SUPPLEMENTAL BALANCE SHEET AND CASH FLOW INFORMATION

Receivables

Receivables are stated net of allowance for doubtful accounts of $1.8 million at fiscal year end 1999 and $1.5 million at fiscal year end 1998.

Inventories

Inventories consisted of the following (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                                              1999          1998
--------------------------------------------------------------------------------

Raw materials and work in process                          $   4.5       $   3.7
Finished goods                                                59.0          59.5
                                                           ---------------------
                                                           $  63.5       $  63.2
================================================================================

Other Current Assets

Other current assets consisted of the following (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                                              1999          1998
--------------------------------------------------------------------------------

Income taxes receivable                                    $   2.7       $   1.7
Deferred income taxes                                          9.2          13.2
Other                                                          8.8           9.9
                                                           ---------------------
                                                           $  20.7       $  24.8
================================================================================

Property and Equipment

Property and equipment consisted of the following (in millions):

-------------------------------------------------------------------------------
FISCAL YEAR END                                             1999          1998
-------------------------------------------------------------------------------

Land                                                      $  47.8       $  50.4
Buildings and improvements                                  113.4         115.8
Machinery and equipment                                      70.9          87.8
                                                          ---------------------
Total property and equipment                                232.1         254.0
Accumulated depreciation                                    (91.6)       (111.2)
                                                          ---------------------
Property and equipment, net                               $ 140.5       $ 142.8
===============================================================================


34 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Accrued Expenses

Accrued expenses consisted of the following (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                                              1999          1998
--------------------------------------------------------------------------------

Salaries and wages                                         $   1.9       $   5.3
Taxes other than income taxes                                  2.8           3.3
Advertising                                                    5.2           4.4
Accrued business transformation costs                          5.7          14.4
Sales return allowance                                         5.0           5.0
Other expenses and interest                                    5.8           9.8
                                                           ---------------------
                                                           $  26.4       $  42.2
================================================================================

Supplemental Cash Flow Information

Net cash provided by operating activities includes cash payments for interest and income taxes as follows (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR                                    1999          1998          1997
--------------------------------------------------------------------------------

Interest paid - Whitman                      $    --       $   0.5       $   6.8
Interest paid - other                            8.6          10.9           2.3
Income taxes paid                               16.4          11.0          21.9
================================================================================

(8) ADVERTISING

Under the terms of its franchise agreements, Midas is obligated to use one-half of the royalty payments received from franchisees for advertising expenditures. Amounts received from franchisees are recorded as liabilities until disbursed. Midas also administers cooperative advertising programs under which amounts received from franchisees are recorded as liabilities until they are disbursed. Aggregate expenditures under these programs by Midas' North American operations amounted to $62.2 million, $58.9 million, and $61.3 million in fiscal 1999, 1998, and 1997, respectively.

Midas also incurs certain advertising costs that are included in selling, general and administrative expenses, which amounted to $3.4 million, $13.6 million, and $21.3 million in fiscal 1999, 1998, and 1997, respectively.


                                               MIDAS, INC. 1999 ANNUAL REPORT 35

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(9) INCOME TAXES

The income tax expense (benefit) consisted of (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                             1999           1998           1997
--------------------------------------------------------------------------------
Current:
  U.S. Federal                            $  13.2        $   6.5        $   4.9
  Non-U.S                                     1.6            4.1            4.3
  U.S. state and local                        4.4            1.4            1.0
                                          --------------------------------------
      Total current                          19.2           12.0           10.2
                                          --------------------------------------
Deferred:
  U.S. Federal                                5.7           (0.4)         (11.8)
  Non-U.S                                     1.2           (1.3)          (0.3)
  U.S. state and local                       (1.6)           1.5           (1.7)
                                          --------------------------------------
       Total deferred                         5.3           (0.2)         (13.8)
                                          --------------------------------------
Income taxes (benefit)                    $  24.5        $  11.8        $  (3.6)
================================================================================

The items which gave rise to differences between the income taxes (benefit) in the statements of operations and the income taxes (benefit) computed at the U.S. statutory rate are summarized as follows:

------------------------------------------------------------------------------------------------------
FISCAL YEAR                                                         1999          1998          1997
------------------------------------------------------------------------------------------------------
Income tax expense (benefit) computed at U.S. statutory rate        35.0%         35.0%        (35.0)%
U.S. state and local taxes, net of U.S. Federal income
   tax benefits                                                      2.9           4.7          (1.8)
Higher non-U.S. effective tax rates                                  1.9           2.5           6.6
Lower non-U.S. effective tax rates on sale of
   European operations                                                --         (12.2)           --
Non-deductible write-offs of intangible assets                        --            --          10.3
Non-deductible expenses                                              0.2          (2.0)          3.7
Other items, net                                                    (1.0)          1.5           2.9
                                                                    ----------------------------------
Income taxes (benefit)                                              39.0%         29.5%        (13.3)%
======================================================================================================

Pretax income from non-U.S. operations amounted to $4.5 million, $18.2 million, and $6.3 million in fiscal 1999, 1998 and 1997, respectively. Historically, Midas' practice has been to reinvest its earnings in its non-U.S. subsidiaries. For the sale of its European operations, the Company repatriated the earnings associated with those operations in 1999. The Company has not recognized U.S. income taxes on the unremitted earnings of its Canadian operations, since foreign tax credits for Canadian income taxes will significantly reduce or eliminate any U.S. tax liability.


36 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Deferred income taxes are created by "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as reported under income tax regulations. Deferred tax assets and liabilities consisted of (in millions):

-------------------------------------------------------------------------------------------------
FISCAL YEAR END                                                              1999          1998
-------------------------------------------------------------------------------------------------
Deferred tax assets attributable to:
      Employee benefits and vacation accruals                              $   3.7       $   4.0
      Capitalized leases                                                       1.1           1.0
      Business transformation costs                                            7.0          10.3
      Other items                                                              7.6           6.3
                                                                           ----------------------
Total deferred tax assets                                                     19.4          21.6
                                                                           ----------------------
Deferred tax liabilities attributable to:
      Depreciation and amortization                                           (5.0)         (2.6)
      Pension plan expense                                                    (4.2)         (3.0)
      Undistributed non-U.S. earnings, net of non-U.S. taxes withheld           --          (1.4)
      Other items                                                             (5.0)         (4.5)
                                                                           ----------------------
Total deferred tax liabilities                                               (14.2)        (11.5)
                                                                           ----------------------
Net deferred tax assets                                                    $   5.2       $  10.1
                                                                           ======================

Net deferred tax assets included in:
      Other current assets                                                 $   9.2       $  13.2
      Deferred income taxes and other liabilities                             (4.0)         (3.1)
                                                                           ----------------------
Net deferred tax assets                                                    $   5.2       $  10.1
=================================================================================================

Management believes it is more likely than not that all deferred tax assets will be realized and, accordingly, no valuation allowance has been recorded.

(10) FRANCHISE AGREEMENTS

Midas' franchise agreements generally cover a 20-year period and provide for renewals. A franchise agreement can be canceled by Midas only in the event a franchisee fails to comply with the provisions of the agreement. Franchise agreements provide for initial and renewal fees and continuing royalty payments based on a percentage of sales.

Worldwide shops in operation as of fiscal year-end consisted of (unaudited):

--------------------------------------------------------------------------------
FISCAL YEAR END                              1999           1998           1997
--------------------------------------------------------------------------------

Franchised and licensed                      2,698          2,674          2,341
Company-operated                                13             58            377
                                             -----------------------------------
Total                                        2,711          2,732          2,718
================================================================================


                                               MIDAS, INC. 1999 ANNUAL REPORT 37

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(11) LEASES

Control of the real estate used by Midas shops is a fundamental strength of the Midas program. Midas employs a number of methods to ensure continued dedication of the real estate to the Midas program. Midas leases real estate that is subleased to franchisees and owns real estate in North America that is leased to franchisees. Midas has also entered into contingent operating lease agreements that are described below. At fiscal year end 1999, approximately 80% percent of real estate associated with North American shops was controlled by Midas, using one of these methods.

Leased Real Estate

Gross rent expense applicable to operating leases relates to rentals of shops, distribution facilities, corporate administration facilities and other miscellaneous items. Gross rent expense, the sublease rental income from franchisees that reduced gross rent expense, and the resulting net rent expense for fiscal 1999, 1998 and 1997 are presented below (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR                                    1999          1998          1997
--------------------------------------------------------------------------------

Gross rent expense                           $  22.6       $  27.2       $  37.1
Sublease rental income                          22.4          20.7          22.6
                                             -----------------------------------
Net rent expense                             $   0.2       $   6.5       $  14.5
================================================================================

Substantially all of Midas' operating leases provide that Midas pay taxes, maintenance, insurance, and certain other operating expenses. The subleases with franchisees contain provisions for Midas to recover such costs.

At January 1, 2000, annual minimum rental payments due under capital and operating leases that have initial or remaining noncancelable terms in excess of one year, along with sublease rental income on real estate due under noncancelable subleases were as follows (in millions):

------------------------------------------------------------------------------------------------------------
                                                          CAPITAL       OPERATING     SUBLEASE
                                                          LEASES         LEASES        RENTALS         TOTAL
------------------------------------------------------------------------------------------------------------
2000                                                      $ 1.6          $ 25.0       $ (20.8)         $ 5.8
2001                                                        1.6            23.6         (19.7)           5.5
2002                                                        1.6            22.6         (18.8)           5.4
2003                                                        1.6            20.6         (16.8)           5.4
2004                                                        1.5            18.9         (15.0)           5.4
Thereafter                                                  8.5            81.7         (62.7)          27.5
                                                          --------------------------------------------------
Total minimum lease payments                               16.4         $ 192.4      $ (153.8)        $ 55.0
                                                                        ====================================
Less imputed interest                                       6.4
                                                          ------
Present value of minimum lease payments                    10.0
Less current portion included in short-term debt            0.7
                                                          ------
Obligations under capital leases-noncurrent               $ 9.3
================================================================

At fiscal year end 1999 and 1998, the net book value of property under capital leases included in the balance sheets amounted to $7.2 million and $8.7 million, respectively.


38 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Real Estate Owned by Midas and Leased to Franchisees

Midas owns real estate located in various communities throughout the U.S. that is leased to franchisees under operating lease agreements. Substantially all leases are for initial terms of 20 years and provide for minimum and contingent rentals.

Real estate leased to franchisees and included in the balance sheets consisted of (in millions):

--------------------------------------------------------------------------------
FISCAL YEAR END                                        1999               1998
--------------------------------------------------------------------------------

Land                                                 $  45.9            $  44.8
Buildings and improvements                              82.2               88.7
                                                     ---------------------------
Total property and equipment                           128.1              133.5
Accumulated depreciation                               (30.3)             (30.5)
                                                     ---------------------------
Property and equipment, net                          $  97.8            $ 103.0
================================================================================

Rental income for fiscal 1999 was $17.0 million, compared to $17.4 million in fiscal 1998 and $15.6 million in fiscal 1997. Minimum future lease payments to be received are as follows (in millions):

--------------------------------------------------------------------------------
2000                                                                      $ 15.5
2001                                                                        13.7
2002                                                                        12.2
2003                                                                        10.7
2004                                                                         9.5
Thereafter                                                                  65.8
--------------------------------------------------------------------------------
                                                                         $ 127.4
                                                                         =======

Contingent Operating Lease Agreements

Midas has entered into contingent operating lease agreements covering real estate that is leased by U.S. and Canadian franchisees from parties that are directly or indirectly related to the franchisees.

At January 1, 2000, 121 shops were covered by these contingent operating lease agreements, under which Midas could be required, under certain limited circumstances, to begin making rental payments with respect to individual shop locations. The average annual shop rental is $42 thousand with an average remaining term of approximately 8 years.

Management believes that, individually and in the aggregate, any potential difference that might arise under these contingent lease agreements between the rental expense and the rental income from future subleases would not materially affect the financial position or results of operations of Midas.


                                               MIDAS, INC. 1999 ANNUAL REPORT 39

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(12) PENSION AND POSTRETIREMENT PLANS

Defined Benefit Pension Plans and Other Postretirement Plans

Substantially all North American employees are covered under various defined benefit pension plans sponsored and funded by Midas. Plans covering salaried employees provide pension benefits based on years of service, and generally are limited to a maximum of 20% of the employees' average annual compensation during the five years preceding retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds, and government securities.

In addition, Midas provides substantially all former U.S. salaried employees who retired prior to July 1989 and selected other employees in the U.S. and Canada with certain life and health care benefits.

Net periodic pension and postretirement cost for fiscal 1999, 1998 and 1997 are presented in the following table (in millions):

------------------------------------------------------------------------------------------------------------------------------------
                                                                  PENSION BENEFITS                    POSTRETIREMENT BENEFITS
FISCAL YEAR                                              1999          1998          1997          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost benefits                                 $   1.7       $   1.8       $   1.6       $    --       $    --       $    --
Interest cost on projected benefit obligation             2.7           2.7           2.5           0.1           0.2           0.2
Actual return on assets                                  (4.7)         (4.4)         (3.9)           --            --            --
Net amortization and deferral                              --           0.1           0.1          (0.3)         (0.3)         (0.2)
                                                      ------------------------------------------------------------------------------
Total net periodic cost (credit)                      $  (0.3)      $   0.2       $   0.3       $  (0.2)      $  (0.1)      $    --
====================================================================================================================================

The principal economic assumptions used in the determination of net periodic pension and postretirement cost included the following:

--------------------------------------------------------------------------------
FISCAL YEAR                                       1999         1998         1997
--------------------------------------------------------------------------------

Discount rate                                     6.5%         7.0%         7.5%
Expected long-term rate of return on assets       9.5%         9.5%         9.5%
Rate of increase in compensation levels           4.0%         4.5%         5.0%
================================================================================

The changes in the projected benefit obligations for fiscal 1999 and fiscal 1998 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                PENSION BENEFITS            POSTRETIREMENT BENEFITS
FISCAL YEAR                                                                   1999            1998            1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Benefit obligations as of the beginning of the year                         $  45.3         $  39.8         $   2.3         $   2.9
Change in foreign currency exchange rates                                       0.4            (0.4)             --              --
Service cost                                                                    1.8             1.8              --              --
Interest cost                                                                   2.7             2.7             0.1             0.1
Participants' contributions                                                      --              --             0.1              --
Plan amendments                                                                  --             0.1              --             0.1
Actuarial (gain) loss                                                          (5.5)            3.9            (0.3)           (0.7)
Business transformation divestitures                                           (2.4)             --              --              --
Benefits paid and expenses                                                     (2.1)           (2.6)           (0.2)           (0.1)
                                                                            --------------------------------------------------------
Benefit obligations as of the end of the year                               $  40.2         $  45.3         $   2.0         $   2.3
====================================================================================================================================

The health care cost trend rate used to measure the cost in 1999 for health care benefits was 8.2%, which is graded down to an ultimate trend rate of 5.5% to be achieved in the year 2006. The effect of a one percentage point change in the assumed health care cost trend rates for future years would result in a $0.1 million increase or decrease in the accumulated postretirement benefit obligation as of fiscal year end 1999. The effect of this change on the aggregate of the service and interest cost components of the net periodic postretirement benefit costs would not be material.


40 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

The changes in the fair market value of the plan assets for fiscal 1999 and fiscal 1998 were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  PENSION BENEFITS          POSTRETIREMENT BENEFITS
FISCAL YEAR                                                                      1999           1998           1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Fair value of assets as of the beginning of the year                           $  54.3        $  55.5        $    --        $    --
Change in foreign currency exchange rates                                          0.4           (0.6)            --             --
Actual return on plan assets                                                      10.1            0.9             --             --
Employer contributions                                                             0.2            1.1            0.1            0.1
Participant's contributions                                                         --             --            0.1             --
Benefits paid and expenses                                                        (2.1)          (2.6)          (0.2)          (0.1)
                                                                               -----------------------------------------------------
Fair value of assets as of the end of the year                                 $  62.9        $  54.3        $    --        $    --
====================================================================================================================================

Pension costs are funded in amounts not less than minimum levels required by regulation. The following table reconciles the pension plans and postretirement plans funded status to the amounts recognized in other noncurrent assets (liabilities) in Midas' balance sheets as of fiscal year end 1999 and 1998 (in millions):

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     PENSION BENEFITS        POSTRETIREMENT BENEFITS
FISCAL YEAR                                                                        1999           1998          1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation (measured as of September 30):
      Projected benefit obligation                                                $ (40.2)      $ (45.3)      $  (2.0)      $  (2.3)
      Plan assets at fair market value
           (measured as of September 30)                                             62.9          54.3            --            --
                                                                                  --------------------------------------------------
Plan assets in excess of (less than) projected
      benefit obligation                                                             22.7           9.0          (2.0)         (2.3)
Unrecognized net asset at transition                                                 (0.8)         (1.1)           --            --
Unrecognized prior service costs                                                      1.5           2.8            --            --
Unrecognized net gain                                                               (12.9)         (2.1)         (4.6)         (4.6)
                                                                                  --------------------------------------------------
Prepaid (accrued) recognized on balance sheets                                    $  10.5       $   8.6       $  (6.6)      $  (6.9)
====================================================================================================================================

The principal economic assumptions used in determining the above benefit obligations were discount rates of 7.5% in fiscal 1999 and 6.5% in fiscal 1998, and rates of increase in future compensation levels of 5.0% in fiscal 1999 and 4.5% in fiscal 1998.

Defined Contribution Plans

Substantially all U.S. salaried employees, certain U.S. hourly employees, and certain Australian and Canadian employees participate in voluntary, contributory defined contribution plans to which Midas makes full or partial matching contributions. Midas' matching contributions to these plans amounted to $1.4 million, $1.7 million, and $2.0 million in fiscal 1999, 1998 and 1997, respectively. Midas' cost for the associated nonqualified plan was $0.2 million in fiscal 1999, $0.1 million in fiscal 1998 and $0.7 million in fiscal 1997.

Multi-employer Pension Plan

Midas participates in a multi-employer pension plan, which provides benefits to certain unionized employees. Amounts contributed to this plan totaled $0.2 million in fiscal 1999 and $0.3 million for both fiscal 1998 and 1997.


                                               MIDAS, INC. 1999 ANNUAL REPORT 41

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(13) STOCK-BASED COMPENSATION

Stock Options

In connection with the Spin-off, Midas adopted, and Whitman, as then sole shareholder of Midas, Inc., approved the Midas 1998 Stock Incentive Plan (the "Plan"). The Plan authorizes the issuance of up to 3,106,886 shares of Midas common stock pursuant to the exercise of incentive stock options, non-qualified stock options and stock appreciation rights and the grant of restricted stock and performance awards. In addition, Midas reserved 10,000 shares for issuance upon the grant of stock awards.

On the date of the Spin-off, outstanding stock options granted under the Whitman stock option plan were replaced with non-qualified Midas, Inc. stock options of equivalent value, with necessary adjustments being made to the number and exercise price of the Midas options to preserve the economic spread of the prior Whitman options. Options granted pursuant to the Plan are generally exercisable over a period of three or five years commencing one year after the date of grant. The following table summarizes information regarding the outstanding stock options as of January 1, 2000.

-----------------------------------------------------------------------------------------------------------------------------------
                   OPTIONS OUTSTANDING                                                             OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------------------------
                                         WEIGHTED-AVERAGE
   RANGE OF                               REMAINING LIFE         WEIGHTED-AVERAGE            AVERAGE              WEIGHTED- AVERAGE
EXERCISE PRICES           SHARES            (IN YEARS)            EXERCISE PRICE         EXERCISABLE SHARES         EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------------
$9.81 - $14.42           360,566               6.4                  $ 14.02                  238,365                  $ 13.81
15.65 -  18.50           650,784               7.1                    16.15                  383,521                    15.99
20.38 -  24.95           470,000               8.2                    22.53                   97,997                    22.48
25.95 -  34.66           322,500               9.4                    26.57                    7,500                    28.00
                       ---------                                                             --------
                       1,803,850                                                             727,383
===================================================================================================================================

The stock option activity since the Spin-off is summarized as follows:

--------------------------------------------------------------------------------
                                          NUMBER OF           OPTION
                                           SHARES          PRICE RANGES
--------------------------------------------------------------------------------
Outstanding at Spin-off                   2,106,886   $   7.35   to  $ 16.39
Granted                                     784,774      15.65   to    28.00
Exercised                                 (288,086)       7.35   to    15.83
Cancelled and forfeited                   (359,073)      11.41   to    15.83
                                         ---------------------------------------
Outstanding at December 26, 1998          2,244,501       7.35   to    28.00
Granted                                     370,000      24.95   to    34.66
Exercised                                 (757,923)       7.35   to    20.25
Cancelled and forfeited                    (52,728)      14.42   to    25.95
                                         ---------------------------------------
Outstanding at January 1, 2000            1,803,850       9.81   to    34.66
================================================================================


42 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

Restricted Stock

During fiscal 1998, the Company granted options to purchase 276,565 shares of restricted stock to certain of its officers. The options were granted at the market price of the stock on the date of the grant, and are reflected in the above table. During fiscal 1999, all 276,565 options were exercised at a combined price of approximately $6.1 million. In connection with the purchase of these shares and in accordance with the terms of the grant, the holders of the restricted stock became indebted to Midas in the aggregate amount of $6.1 million. Such loans bear interest at 6.0% per annum, and have a four-year term that is accelerated no later than one month after termination of employment. The Company has agreed to waive interest that accrues while Midas employs the borrower. The notes receivable are reflected as a reduction of shareholders' equity in the accompanying balance sheet as of fiscal year end 1999.

Restricted shares of Whitman common stock issued to certain Midas officers were forfeited on January 30, 1998 and replaced with restricted shares of Midas common stock of equal value. At fiscal year end 1999, there were 4,418 restricted shares of Midas common stock outstanding. The restricted shares vest at various times over a three-year period commencing one year from the original date of grant.

Other

The Company accounts for its stock-based compensation plans using the intrinsic value method of accounting. An alternative to the intrinsic value method is the fair value method. Had the Company used the fair value method, pro forma net income and earnings per share would have been:

--------------------------------------------------------------------------------
FISCAL YEAR                                                1999            1998
--------------------------------------------------------------------------------
Net income (in millions)
      As reported                                       $  38.4         $  28.2
      Pro forma                                            37.0            27.4
Basic earnings per share
      As reported                                       $   2.33        $   1.67
      Pro forma                                             2.25            1.62
Diluted earnings per share
      As reported                                       $   2.28        $   1.63
      Pro forma                                             2.25            1.62
================================================================================

The weighted average estimated fair value of the options granted in fiscal 1999 and 1988 were $13.93 and $11.82, respectively, based on the Black-Scholes valuation model using the following assumptions:

--------------------------------------------------------------------------------
FISCAL YEAR                                               1999            1998
--------------------------------------------------------------------------------

Risk-free interest rate                                    6.5%            6.5%
Dividend yield                                              .00%            .00%
Expected volatility                                       33.25%          33.25%
Expected life in years                                     8               8
================================================================================


                                               MIDAS, INC. 1999 ANNUAL REPORT 43

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(14) SHAREHOLDER RIGHTS AGREEMENT AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

In fiscal 1997, Midas adopted a Rights Agreement providing for the issuance of one Preferred Stock Purchase Right (a "Right") with each share of Midas common stock. Each Right entitles the registered holder to purchase from Midas one one-hundredth of a share of Series A Junior Participating Preferred Stock (a "Preferred Share") at a price of $150 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will become exercisable on the Rights Distribution Date, which is the earlier of the tenth day following a public announcement that a person(s) has acquired beneficial ownership of 13% or more of the Midas common stock (an "Acquired Person"), or ten business days after the commencement of a tender offer or exchange offer that would result in a person(s) acquiring beneficial ownership of 13% or more of the outstanding shares of Midas common stock.

If a person becomes an Acquiring Person, each Right holder (other than the Acquiring Person) will be entitled to receive, upon exercise of the Right, a number of shares of Midas common stock having a market value of two times the exercise price of the Right. If Midas is acquired in a merger or other business combination, each Right holder (other than the Acquiring Person) will be entitled to receive, upon exercise of a Right, a number of the acquiring Company's common shares having a market value at that time of two times the exercise price of the Right.

In general, Midas can redeem all the Rights for one cent per Right at any time until 10 days following the first public announcement that a person has become an Acquiring Person. The Midas Board of Directors, without the consent of the holders of the Rights, is also authorized to reduce the stock ownership thresholds to 10 percent or increase them to not more than 20 percent. The Rights will expire on December 31, 2007. Until a Right is exercised, the holder of a Right (merely by being a Right holder) will have no rights as a shareholder of Midas, including voting or dividend rights.

Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Midas common stock. Each Preferred Share will have 100 votes, voting together with the Midas common stock. In the event of a merger or other transaction in which shares of common stock of the Company are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Midas common stock.

The Company has 20 million authorized shares of Series A Junior Participating Preferred Stock. There are no Series A Junior Participating Preferred Stock issued or outstanding.

(15) CONTINGENCIES

In connection with the disposition of U.S. company-operated shops, certain franchisees entered into financing agreements with a third party lender. If the franchisees fail to make required payments, Midas is contingently liable for a portion of the losses that would be incurred by the lender. As of January 1, 2000, Midas' maximum loss exposure is approximately $5.5 million; no losses were incurred by Midas in fiscal 1999 or 1998.

Midas has certain contingent liabilities arising from various pending claims and litigation related to a number of matters. While the amount of liability that may result from these matters cannot be determined, in the opinion of Midas' counsel, the ultimate liability will not materially affect the financial position or results of operations of Midas.


44 MIDAS, INC. 1999 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS
continued

================================================================================

(16) BUSINESS SEGMENT INFORMATION

Midas operates in a single business segment and provides retail automotive services principally through franchised shops located in North America (United States and Canada) and through franchised and licensed shops in International markets. During fiscal 1999, the Company completed its disposition of company-operated shops, primarily through the franchising activities in the United States and Canada described in Note 3 and the sale of the European operations described in Note 4. Foreign currency gains and losses were not significant. Sales to any single customer were less than five percent of sales and revenues in each of the years presented. Midas' U.S. operations export products to and receive royalties from franchisees located in Central America. Such sales and revenues amounted to less than one percent of U.S. sales and revenues in each of the fiscal years presented.

The following tables present financial information for each of the principal geographic areas in which the company operates. Sales and revenues are attributed to geographic areas based on the location of customers.

--------------------------------------------------------------------------------
                                                       Sales and Revenues
                                              ----------------------------------
FISCAL YEAR END                                  1999         1998         1997
--------------------------------------------------------------------------------

North American Operations:
      U.S                                     $ 301.8      $ 354.7      $ 411.7
      Canada                                     40.7         47.9         57.3
                                              ----------------------------------
      Total North America                       342.5        402.6        469.0
                                              ----------------------------------
International Operations                         13.0        111.2        122.0
                                              ----------------------------------
Total                                         $ 355.5      $ 513.8      $ 591.0
================================================================================

--------------------------------------------------------------------------------
                                                       Identifiable Assets
                                              ----------------------------------
FISCAL YEAR END                                  1999         1998         1997
--------------------------------------------------------------------------------

North American Operations:
      U.S                                     $ 277.0      $ 298.7      $ 317.4
      Canada                                     28.3         23.6         34.3
                                              ----------------------------------
      Total North America                       305.3        322.3        351.7
                                              ----------------------------------
International Operations                          0.6          3.0         91.4
                                              ----------------------------------
Total                                         $ 305.9      $ 325.3      $ 443.1
================================================================================


                                               MIDAS, INC. 1999 ANNUAL REPORT 45

================================================================================
SENIOR MANAGEMENT

Wendel H. Province
Chairman & Chief Executive Officer

R. Lee Barclay
Executive Vice President
& Chief Financial Officer

Ronald J. McEvoy
Executive Vice President
& Chief Information Officer

James D. Hamrick
Senior Vice President,
Merchandising

Gerard M. Klaisle
Senior Vice President,
Human Resources

John A. Warzecha
Senior Vice President,
Franchise Operations and Sales

Robert H. Sorensen
Vice President, General
Counsel & Secretary

Carl R. Daniels, Jr.
Vice President, Logistics

D. Bruce Hutchison
Vice President, Marketing

================================================================================
ANNUAL MEETING

Thursday, May 11, 2000 11:00 a.m.

Chicago O'Hare Hilton
O'Hare Airport
Chicago, Illinois

Shareholders of record at the close of business on Thursday, March 23rd shall be entitled to vote.

STOCK TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company
c/o Equiserve
P. O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617 or (201) 324-1225
http://www.equiserve.com

INVESTOR RELATIONS CONTACT

Bob Troyer
Director, Investor Relations
& Corporate Affairs
(800) 621-0144 or (630) 438-3016

================================================================================
FORM 10-K AVAILABLE

Form 10-K Report, filed annually with the Securities and Exchange Commission, includes financial data which supplements the material included in this Annual Report. Midas, Inc., will provide without charge a copy of Form 10-K to any shareholder upon written request to Midas Investor Relations.

INDEPENDENT AUDITORS

KPMG LLP
Chicago, Illinois

CORPORATE OFFICES

Midas, Inc.
1300 Arlington Heights Road
Itasca, Illinois 60143
(800) 621-0144 / (630) 438-3000

INTERNET ADDRESSES

http://www.midasinc.com
(Investors site)

http://www.midas.com
(Consumers site)


46 Midas, Inc. 1999 Annual Report

                                 [PHOTO OMITTED]

BOARD OF DIRECTORS

Standing left to right

Robert R. Schoeberl           Thomas L. Bindley                  Herbert M. Baum               Jarobin  Gilbert, Jr.
Executive Vice President      President                          President and                 President and
(Retired)                     Bindley Capital Corporation        Chief Operating Officer       Chief Executive Officer
Montgomery Ward               Member, Executive Committee        Hasbro, Inc.                  DBSS Group, Inc.
Member, Executive Committee   Member,                            Member,                       Member,
Member,                       Audit & Finance Committee          Compensation Committee        Compensation Committee
Audit & Finance Committee                                                                      Chairman,
                                                                                               Audit & Finance Committee

Sitting left to right

Archie R. Dykes               Wendel H. Province
Chairman                      Chairman and
Capital City Holdings, Inc.   Chief Executive Officer
Chairman,                     Midas, Inc.
Compensation Committee        Chairman, Executive Committee

                                [GRAPHIC OMITTED]

[LOGO]         MIDAS, INC.
MIDAS          Corporate Offices
               1300 Arlington Heights Road
               Itasca, IL 60143
               (630) 438-3000

               www.midasinc.com